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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

ALERE INC.
(Name of Subject Company)

ABBOTT LABORATORIES
(Offeror)
(Names of Filing Persons)

SERIES B CONVERTIBLE PERPETUAL PREFERRED STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

01449J204
(CUSIP Number of Class of Securities)

Hubert L. Allen
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6100
Telephone: (224) 667-6100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Richard B. Aftanas, P.C.
Ross M. Leff
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$717,097,016.60	$83,111.54

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying 1,774,407 shares of Series B Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of Alere Inc. outstanding by the offer price of $402.00 per share of Preferred Stock, plus accrued but unpaid dividends due on the Preferred Stock. The transaction value is also based on an estimate of $3,785,401.60 of accrued but unpaid dividends on the Preferred Stock as of September 29, 2017.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 83,084.12	Filing Party: Abbott Laboratories
Form or Registration No. Schedule TO	Date Filed: September 1, 2017
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on July 17, 2017 (together with any amendments and supplements thereto, the "Schedule TO") relating to the offer by Abbott Laboratories, an Illinois corporation ("Abbott"), to purchase for cash all of the outstanding shares of Series B Convertible Perpetual Preferred Stock of Alere Inc., par value $0.001 per share (the "Preferred Stock"), at a purchase price of $402.00 per share of Preferred Stock (the "Offer Price"), plus accrued but unpaid dividends to, but not including, the settlement date of the Offer, net to the seller thereof in cash, without interest thereon and subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 17, 2017 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

        All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase on in the Schedule TO.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

        Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

        On September 18, 2017, Abbott announced an extension of the Offer to 11:59 p.m., New York City time, on September 29, 2017, unless the Offer is further extended or earlier terminated in accordance with the terms thereof. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on September 15, 2017.

        The Depositary has advised Abbott that, as of 11:59 p.m., New York City time, on September 15, 2017, greater than 90% of the issued and outstanding shares of Preferred Stock had been validly tendered pursuant to the Offer and not properly withdrawn.

        The full text of the press release issued by Abbott announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(D) and is incorporated by reference herein.

Item 12.    Exhibits

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)	Press Release issued by Abbott Laboratories on September 18, 2017.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

        All references to "11:59 p.m., New York City time, on September 15, 2017" in the Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO), Letter of Transmittal (Exhibit (a)(1)(B) to the Schedule TO), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C) to the Schedule TO) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D) to the Schedule TO) are hereby amended and replaced with "11:59 p.m., New York City time, on September 29, 2017". The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in any of the foregoing exhibits, are hereby amended and supplemented to reflect the same.

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 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories
By:	/s/ BRIAN B. YOOR
	Name:	Brian B. Yoor
	Title:	Executive Vice President, Finance and Chief Financial Officer

Date: September 18, 2017

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 INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated as of July 17, 2017.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement published in the Wall Street Journal on July 17, 2017.
(a)(1)(F)*	Press Release issued by Abbott Laboratories on July 17, 2017.
(a)(5)(A)*	Press Release issued by Abbott Laboratories on August 14, 2017.
(a)(5)(B)*	Supplemental Letter to Holders, dated as of August 21, 2017.
(a)(5)(C)*	Press Release issued by Abbott Laboratories on September 1, 2017.
(a)(5)(D)	Press Release issued by Abbott Laboratories on September 18, 2017
(d)(1)
Agreement and Plan of Merger, dated as of January 30, 2016, by and among Alere Inc. and Abbott Laboratories (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott Laboratories with the SEC on February 2, 2017).
(d)(2)
Amendment to Agreement and Plan of Merger, dated as of April 13, 2017, by and among Alere Inc., Abbott Laboratories and Angel Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott Laboratories with the SEC on April 14, 2017).

*
Previously filed.

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  Item 12. Exhibits
SIGNATURES
INDEX TO EXHIBITS